May 15, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comments that we discussed on April 23, 2020, relating to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement filed on April 6, 2020, for the principal purpose of amending two new series, American Century Mid Cap Growth Impact ETF and American Century Sustainable Equity ETF (each, a “Fund” and collectively, the “Funds”). Terms not defined herein are defined in the prior correspondence, filed April 3, 2020 (“Prior Correspondence”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: In the legend on the Funds’ cover pages, please add cross references to Premium/Discount Risk and AP Concentration Risk.

Response: We revised the legend as requested.

2.
Comment: We reiterate Comment 10 from the Prior Correspondence. The Staff would like to see an 80% test for American Century Mid Cap Growth Impact ETF’s (MID) use of the term “impact” in its name. “Impact” suggests that the Fund will seek to invest in securities that seek a social or environmental impact as well as financial performance. While the Fund may define its specific focus within impact investments-in this case, the UN SDG-because the term “impact” indicates a type of investment that serves a purpose other than financial performance, the term has same names rule obligations as terms “ESG,” “Sustainable,” “Green,” etc.

Response: We respectfully disagree with the Staff’s position that the word “Impact” in the Fund’s name suggests a security type as opposed to an investment strategy. Nevertheless, we have added the following 80% test to the Fund’s principal strategy sections: “Under normal market conditions, the portfolio managers will invest at least 80% of the fund’s assets in securities of medium capitalization companies that the portfolio managers believe will create impact by aligning with at least one of the SDGs, as described above.”

3.
Comment: The Principal Investment Strategies section of MID states, “The fund’s management team generates an impact thesis to explain current or projected SDG alignment in combination with each security’s fundamental growth profile.” Explain whether the Fund will invest in companies that align with one goal, but not another. In the Item 9 strategy discussion, consider explaining how the Fund determines whether a security is aligned with a goal.

Response: We have revised to the disclosure to clarify that to be eligible for selection by the Fund’s portfolio managers, a security must only align with one SDG. We also added disclosure to both the Item 4 and Item 9 disclosure explaining how the portfolio managers select securities.

4.
Comment: The Principal Investment Strategies section of MID states, “The fund does not prioritize any goal over another, but does assess each security’s SDG exposure alongside its issuing company’s corporate behavior to prevent impact washing (i.e. a company with positive environmental impacts, but poor governance practices).” Please explain what governance practices the Fund will consider.

Response: We revised the disclosure to clarify that it is not necessarily governance practices that the portfolio managers consider when attempting to prevent impact washing, but instead a complete picture of the issuing company.

5.
Comment: Please add the phrase “each day and on its website” at the end of the sentence that reads “In lieu of publishing its full portfolio contents (Actual Portfolio) daily, the fund publishes a proxy portfolio (Proxy Portfolio).”

Response: We revised the disclosure as requested.

6.	Comment: In the sentence referenced in Comment 5, remove the term “full” in front of “portfolio contents” since Fund doesn’t disclose any contents daily.

Response: We revised the disclosure as requested.

7.
Comment: Significant market events have occurred since the Post Effective Amendment was filed as a result of the COVID 19 pandemic, please consider whether the Funds’ disclosures, including risk disclosures should be revised in light of how events are affecting both debt and equity markets. If the Registrant believes no additional disclosure is warranted, please explain supplementally why not

Response: We added disclosure addressing public health emergencies in the Market Risk factor.

8.	Comment: At the end of first sentence of the first bullet in the Proxy Portfolio Risk, please add phrase, “by a fully transparent active ETF” per the Application at page 12.

Response: We revised the disclosure as requested.

9.	Comment: Please group the first three bullets under Proxy Portfolio Risk under a separate Premium/Discount Risk.

Response: We reorganized the information in the Proxy Portfolio Risk factor and created a new Premium/Discount Risk factor as requested.

10.	Comment: Please consider whether the Focused Portfolio Risk is necessary given MID’s new Nondiversification Risk and consider removing.

Response: We revised the disclosure to remove the risk factor.

11.	Comment: Please move the AP Concentration Risk to group it with the Proxy Portfolio Risk, Premium/Discount Risk, and Trading Issues Risk and add cross reference to the legend.

Response: We revised the disclosure as requested.

12.	Comment: Please apply relevant comments from Item 4 to Item 9.

Response: We revised the disclosure as requested.

13.
Comment: The Item 9 discussion of principal investment strategies references ADRs. In response to Comment 7 of the Prior Correspondence, the Registrant stated it does not plan to invest principally in foreign securities. Please reconcile the statement that the Fund won’t invest principally in foreign securities with the mention of ADRs. If the Fund will invest in ADRs principally, please include risk disclosure.

Response: The Fund will not invest principally in ADRs or foreign securities. We will move the list of permissible investments to the SAI.

14.
Comment: At the end of The Proxy Portfolio section, please add additional information regarding the proxy portfolio disclosures that the Fund will make available on its website, per page 6 of the Application in footnote 10.

Response: We added the requested disclosure, but believe the Staff intended to reference footnote 7 on page 5 of the Application.

15.
Comment: In The Proxy Portfolio section, please add brief disclosure regarding board oversight of portfolio. While the SAI contains this disclosure, the fact that certain thresholds and the potential for remedial action exist means that such thresholds should be discussed in Item 4 and Item 9, with a cross reference to the full discussion in the SAI.

Response: We revised the disclosure as requested.

16.
Comment: In the first bullet of the Proxy Portfolio Risk, in the sentence that says, “Therefore, they may cost investors more to trade.”, replace “they” with “shares of the fund” and add “than shares of a traditional ETF” to the end of the sentence.

Response: We revised the disclosure as requested.

17.
Comment: The Proxy Portfolio section contains the sentence “The Proxy Portfolio will only include investments the fund is permitted to hold.” Please add “and will be a financial index or stated portfolio securities from which fund investments will be selected.” to the end of the sentence.

Response: We revised the disclosure as requested, except we believe the Staff intended the clause to be added to the following sentence, “The Model Universe is comprised of securities that the fund can purchase.”

18.	Comment: Please apply all relevant global comments from MID to American Century Sustainable Equity ETF (“ESGA”).

Response: We revised the disclosure as requested.

19.
Comment: We reiterate Comment 43 from the Prior Correspondence as it applies to ESGA. We believe an 80% test should apply for the word “sustainable” in the Fund’s name for the same reasoning as discussed in Comment 2 above.

Response: We respectfully disagree with the Staff’s position that the word “sustainable” suggests a type of investment. As described in our revised disclosure, the Fund uses sustainable not only to describe the ESG component of its investment process, but also the durable nature of business improvement the Fund seeks when evaluating the financial metrics of securities for selection. “Sustainable” suggest a type of strategy, much more akin to fund names incorporating terms like “growth,” “value,” “tax-sensitive” and “income” than to fund names incorporating terms like “stock” or “bond” that suggest a focus on a particular investment type. The Fund’s definition of “sustainable” is based on a proprietary model, and likely differs from other funds that use the term in their names. Unlike a fund that includes the word “stock” or “bond” in its name, an investor will need to further examine the Fund’s disclosure to understand the types of investments the Fund selects.
Furthermore, the Fund’s investment process does not lend itself to a numerical test based on percentage of assets. Each security in the Fund’s portfolio is assigned a score based on financial metrics and ESG components. This score is evaluated against other scores on a sector by sector basis, with the goal of selecting securities with the strongest scores in their respective sectors. Thus, what is considered a “good” score for one sector may differ from another. See also, our response to Comment 21 below.

20.
Comment: In the bottom of the 1st paragraph of ESGA’s Principal Investment Strategies section, please revise the sentence beginning, “For example Portfolio Managers may consider” to say “will consider.” The Fund should identify and explain the ESG factors that it will review to determine a company’s ESG score. From the disclosure, an investor should be able to understand the types of companies that the Fund plans to select as investments.

Response: We revised the disclosure as requested.

21.
Comment: The disclosure states, “The portfolio managers intend the portfolio as a whole to have a stronger ESG profile than the S&P 500® Index.” Please explain supplementally how the Fund will compare its holdings to the S&P 500® Index. Will the Fund apply its same ESG scoring analysis to each of the companies in the benchmark? How often will the Fund run any comparison analysis?

Response: Each day, the portfolio managers compare each name and weight in the S&P 500® Index and each name and weight in the portfolio using the proprietary framework used in security selection to compute a weighted average score for both the S&P 500® Index and the portfolio. The portfolio managers intend for the portfolio to have a stronger weighted average ESG profile each day.

22.	Comment: On the back page of the prospectuses, after the Where to Find More Information section, please include disclosure relating to the Funds’ licensure of the NYSE Proxy Portfolio Methodology.

Response: We added the requested at the end of the prospectus under the heading Disclaimers.

23.
Comment: In the Statement of Additional Information, in the Responsibilities of the Board section, please add the sentence, “Given that this structure is unlike existing ETFs, the Advisor will monitor on an on-going basis how Shares trade, including the level of any premium/discount to NAV and the bid/ask spreads on market transactions.”

Response: We revised the disclosure as requested.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary